Exhibit 99.2
Condensed Balance Sheet
Amounts in thousands of Euros

	Notes (1)	As of September 30, 2015	As of December 31, 2014
Non-current assets

Contracted concessional assets	4	247,781	253,424
Financial investments in group companies and associates	6	2,246	2,246
Deferred tax assets		5,110	4,518
Total non-current assets		255,137	260,188

Current assets

Trade and other receivables	5	9,097	10,451
Prepayments	5	131	97
Cash and cash equivalents	5&12	11,863	9,315
Total current assets		21,091	19,863

Total assets		276,228	280,051

(1)	Notes 1 to 14 are an integral part of the condensed interim financial statements

Condensed Balance Sheet
Amounts in thousands of Euros

	Notes (1)	As of September 30, 2015	As of December 31, 2014

Equity and liabilities

Share capital	8	17,806	17,806
Share premium	8	119,794	147,109
Reserves	8	(126)	(126)
Loss carried forward		(5,788)	(2,975)
Profit/(loss) for the year		(1,777)	(2,813)
Total equity		129,909	159,001

Non-current liabilities

Long-term provisions	9	1,414	1,355
Bank loans	5	-	96,526
Related parties payables	5	140,727	18,057
Deferred-tax liabilities		2,497	2,497
Total non-current liabilities		144,638	118,435

Current liabilities

Short-term debts
Short-term payables with Group companies and associates	5	-	332
Trade and other payables	5	1,681	2,283
Total current liabilities		1,681	2,615

Total equity and liabilities		276,228	280,051

(1)	Notes 1 to 14 are an integral part of the condensed interim financial statements

Condensed Income Statement
Amounts in thousands of Euros

		For the nine month-period ended September 30,
	Notes (1)	2015	2014

Revenue		23,117	24.601
Raw materials and consumables		(169)	(311)
Depreciation, amortization and impairment charges		(5,643)	(5,639)
Other operating expenses		(6,581)	(7,246)

Operation profit/(loss)		10,724	11,405

Financial expenses	11	(13,094)	(14,612)

Financial expense, net		(13,094)	(14,612)

Profit/(loss) before tax		(2,370)	(3,207)

Tax	10	593	962

Profit/(loss) for the year		(1,777)	(2,245)

(1)	Notes 1 to 14 are an integral part of the condensed interim financial statements

Condensed Statements of comprehensive income
Amounts in thousands of Euros

	For the nine month-period ended September 30,
	2015	2014
Profit/(loss) for the period	(1,777)	(2,245)

Other comprehensive income/(loss)	-	-

Total comprehensive income/(loss) for the period	(1,777)	(2,245)

Condensed Statements of changes in equity
Amounts in thousands of Euros

	Share capital	Share premium	Reserves	Loss carried forward	Current year results	Total Equity

Balance at December 31, 2014	17,806	147,109	(126)	(2,975)	(2,813)	159,001

Distribution of prior year results	-	-	-	(2,813)	2,813	-
Current year results	-	-	-	-	(1,777)	(1,777)
Share premium reduction		(27,315)				(27,315)
Balance at September 30, 2015	17,806	119,794	(126)	(5,788)	(1,777)	129,909

	Share capital	Share premium	Reserves	Loss carried forward	Current year results	Total Equity

Balance at December 31, 2013	17,806	147,109	(126)	(349)	(2,626)	161,814

Distribution of prior year results	-	-	-	(2,626)	2,626	-
Current year results	-	-	-	-	(2,245)	(2,245)
Balance at September 30, 2014	17,806	147,109	(126)	(2,975)	(2,245)	159,569

Condensed Cash flow statements
Amounts in thousands of Euros

	For the nine-month period ended
	September 30, 2015	September 30, 2014

I. Profit/(loss) for the period	(1,777)	(2,245)
Financial expense and non-monetary adjustments	18,144	19,288

II. Profit/(loss) for the period adjusted by non monetary items	16,367	17,043

III. Variations in working capital	387	(9,357)

Net interest paid	(6,732)	(3,251)

A. Net cash provided/(used) by operating activities	10,022	4,435

Investment in contracted concessional assets	(3,799)	(116)

B. Net cash used in investing activities	(3,799)	(116)

C. Net cash provided by/(used in) financing activities	(3,675)	(1,563)

Net increase/(decrease) in cash and cash equivalents	2,548	2,756

Cash, cash equivalents and bank overdrafts at beginning of the period	9,315	4,766

Cash and cash equivalents at end of the period	11,863	7,522

Notes to the condensed interim financial statements as of September 30, 2015

Nota 1.-  Nature of the business

Solaben Electricidad Uno, S.A.U. (“Solaben 1” or “the Company”), was incorporated on December 12, 2006.

The main activity of the Company is the operation and maintenance of a solar plant for the purpose of generating electrical power, and the sale thereof, acting as a generation facility covered by the Special Regime as defined in Electrical Sector Act 24/2013, in Royal Decree 661/2007, and all other applicable regulations.

On September 30, 2015, Abengoa Concessions Infrastructure S.L.U., a subsidiary of Abengoa Yield plc (“Atlantica Yield”), closed the acquisition of Logrosán Solar Inversiones Dos, S.L., which indirectly owns 100% of the shares in Solaben 1. From this date, the Company is ruled by the Management of Atlantica Yield, whereas it was before ruled by the Management of Abengoa Solar S.A., a 100% indirect subsidiary of Abengoa S.A.

Atlantica Yield is a Company incorporated in England and Wales and listed on the NASDAQ Global Select Market since June 2014.

These financial statements of Solaben 1 have been prepared in connection with Rule 3-05 of Regulation S-X which requires to file with the SEC financial statements of significant acquisitions.

Solar Regulatory Framework Applicable to Solar Power Plants currently in Operation

The applicable legal framework for solar power plants already in operation is set out in four primary legal instruments:

• Royal Decree-law 9/2013, of July 12, containing emergency measures to guarantee the financial stability of the electricity system, referred to as Royal Decree-law 9/2013;

• Law 24/2013, of December 26, the Electricity Sector Act, referred to as the Electricity Act;

• Royal Decree 413/2014, of June 6, regulating electricity production from renewable energy sources, combined heat and power and waste, referred to as Royal Decree 413/2014; and

• Ministerial Order IET/1045/2014 of June 16, published on June 20, 2014, approving the remuneration parameters for standard facilities, applicable to certain electricity production facilities based on renewable energy, cogeneration and waste, referred to as Revenue Order.

The Plant, which has now finished the construction and start-up phase and began operating in September 2013, is located within the municipal borough of Logrosán, in the province of Cáceres. The solar power plant has a capacity of 50 MW.

These condensed interim financial statements were approved by the Board of Directors on March 14, 2016.

Note 2.-  Basis of preparation

The Company´s annual financial statements as of December 31, 2014, were approved by the Board of Directors on March 14, 2014.

These condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2015 and not duplicating the information previously published in the annual financial statements for the year ended December 31, 2014. Therefore, the condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these condensed interim financial statements must be read together with Solaben 1's financial statements for the year ended December 31, 2014 included in this Form 6-K filed with the SEC on March 15, 2016.

In determining the information to be disclosed in the notes to the condensed interim financial statements, Solaben 1, in accordance with IAS 34, has taken into account its materiality in relation to the condensed interim financial statements.

The condensed interim financial statements are presented in Euro, which is the Company’s functional and presentation currency. Amounts included in these condensed interim financial statements are all expressed in thousands of Euros, unless otherwise indicated.

Application of new accounting standards

a) During the nine-month period ended September 30, 2015, the Company has not applied in the preparation of the condensed interim financial statements new standards, amendments or interpretations.

b) Standards, interpretations and amendments published by the IASB that will be effective for periods after September 30, 2015:

• Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

• IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

• IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

• IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB.

• IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2018 under IFRS-IASB, earlier application is permitted.

• IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

• IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

• IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

• IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

The Company is currently in the process of evaluating the impact on the condensed interim financial statements derived from the application of the new standards and amendments that will be effective for periods beginning after September 30, 2015.

Critical accounting policies and estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industry and region where the Company operates, taking into account future development of the businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these condensed interim financial statements, are as follows:
•	Income taxes and recoverable amount of deferred-tax assets;
•	Useful lives of contracted concessional assets items;
•	Impairment of contracted concessional assets;
•	Fair value estimates.

As of the date of preparation of these financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at September 30, 2015, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the income statement of the year in which the change occurs.

Note 3.-  Financial Risk Management

The activities carried out by the Company are exposed to different financial risks: market risk (including risk of cash flow interest rates), credit risk and liquidity risk.

The Risk Management Model in the Company seeks to minimise the potential adverse effects on the Company's financial profitability.

Risk management in the Company is controlled by the Corporate Financial Department of Atlantica Yield (previously of Abengoa S.A.), in accordance with the applicable mandatory internal management standards in force. This department identifies and evaluates the Company's financial risks.

The internal management rules provide written policies for global risk management, as well as for specific areas such as exchange rate risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and investment of excess liquidity.

Both the internal management rules and key monitoring procedures of the Company are set out in writing and compliance with these is supervised by internal audits.

These condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 5 to Solaben 1's financial statements as of December 31, 2014.

Note 4.-  Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted Concessional assets’ as of September 30, 2015 and December 31, 2014 is as follows:

	Balance as of September 30, 2015	Balance as of December 31, 2014

Contracted concessional assets cost	263,336	263,376
Amortization and impairment	(15,555)	(9,952)
Total	247,781	253,424

Contracted concessional assets fully relate to the “Solaben 1” 50 MW thermosolar plant, located in Spain. The amount includes Euro 1,503 thousand of surface rights. Surface rights correspond to contract entered into with Crespillo y Tricapital S.A. in favour of Solaben 1 for the use of the land, which has a validity of 30 years extendable by periods of five years up to a maximum of 50 years.

The plant started operation on September 1, 2013.

At September 30, 2015 and December 31, 2014, no impairment valuation corrections were recognised or reverted.

Note 5.-  Analysis of Financial Instruments

Non-current financial investments correspond to the investment in Evacuación  Valdecaballeros S.L. (see Note 7).

The breakdown of short-term financial assets at September 30, 2015 and December 31, 2014 is as follows:

Short-term financial assets	Total
	30.09.2015	31.12.2014
Clients (Note 7)	8,807	9,996
Prepayments	131	97
Other receivables	290	407
Cash and Cash equivalents (Note 12)	11,863	9,315
Total	21,091	19,815

Clients mostly reflect receivables from the sale of energy at regulated prices (please refer to Note 1). In these transactions, the clients are Utilities and the National Energy Commission (included since October 7, 2013 in the CNMC), depending on whether the sales are the regulated tariff or at the market price for energy generation.

Credit quality is high and Management constantly monitors any associated risk factor that may give rise to signs of impairment.

The details of long term financial liabilities at September 30, 2015 and December 31, 2014 are as follows:

Long-term financial liabilities
	Total
	30.09.2015	31.12.2014
Long-term Payables with Credit Entities (Note 9)	-	96,526
Debts with Group and associated companies, long-term (Note 9)	140,728	18,057
Total	140,728	114,583

The breakdown of short-term financial assets at September 30, 2015 and December 31, 2014 is as follows:

Short-term financial liabilities
	Total
	30.09.2015	31.12.2014
Debts with Group and associated companies, short-term (Note 9)	-	332
Trade accounts payable and other (Note 9)	1,678	798
Total	1,678	1,130

Note 6.- Investments in group companies and associates

Breakdown of investments is as follows as of September 30, 2015 and December 31, 2014 is as follows:

		% investment held		Voting rights
Name	Address	Directly %	Indirectly %	Directly %	Indirectly %

Evacuación Valdecaballeros. S.L.	Madrid	14.28%	0.00%	14.28%	0.00%

Note 7.- Trade and other receivables

The details of trade and other receivables at September 30, 2015 and December 31, 2014 are as follows:

	30.09.2015	31.12.2014
Clients (Note 5)	8,807	9,996
Other receivables (note 5)	290	407
Total	9,097	10,403

The balance indicated in Clients refers to collection rights with the National Energy Commission or the National Markets and Competition Commission and risk of its balances is minimal; in every one of these balances the collection period is lower than six months.

There were no provisions for impairment losses of loans and accounts at September 30, 2015 and December 31, 2014.

Note 8.-  Capital and Reserves

The share capital as of September 30, 2015 and 2014 is Euro 17,806 thousand comprising 8,902,818 ordinary shares, of one single class and series, all vested with identical economic and voting rights, of a face value of 2 Euro each, fully subscribed and paid up.

Following the refinancing of its project debt described in Note 9, on September 2015, the Company performed a share premium reduction for an amount of Euro 27.3 million. The share premiums are freely disposable and total Euro 119,794 thousand.

The sole shareholder of the Company is Extremadura Equity Investment S.a.r.l. and holds 100% of its shares, a company ultimately wholly owned by Atlantica Yield.

The composition of reserves at September 30, 2015 and December 31, 2014 is as follows:

Reserves	2015	2014
Voluntary reserves	(126)	(126)
Total	(126)	(126)

In accordance with Article 274 of the Capital Companies Act, 10% of the profit of the financial year must be used to create a legal reserve until it reaches the level of at least 20% of the share capital. This reserve may not be distributed. If used to offset losses in the event of no other sufficient reserves being available for that purpose, it must be replenished through future profits. As of September 30, 2015 and 2014, there are no legal reserves.

Note 9.-  Loans and Other Payables

The breakdown of loans and other payables at September 30, 2015 and December 31, 2014 is as follows:

	Balance at 30.09.15	Balance at 31.12.14
Long-term loans and payable
Long term provision	1,414	1,355
Long-term debts with credit entities - long term	-	96,526
Long-term debts with group and associated companies (Note 13)	140,728	18,057
Total long term loans and payable	142,142	115,938
Short-term loans and Other payables
Short term provision	2	9
Fixed assets suppliers group companies (Note 13)	-	332
Short term suppliers	195	255
Trade accounts payable and other	1,216	628
Total short term loans and payable	1,413	1,224
Total loans and other payables	143,555	117,162

Long-term debts with credit entities at 31 December 2014 correspond to the funding contract for the construction of the Plant, dated 27 September 2013, entered into between the Company and Lajedosa investments S.a.r.l, for the maximum amount of Euro 100,000 thousand of Principal Credit and with expiry date on 27 September 2016, valued at amortised cost, with Euro 97,977 thousand remaining pending amortization at 31 December 2014. Annual Interest rate for the last quarter of 2014 amounted to 11%.

On September 30, 2015, Solaben Luxembourg S.A., a holding company of the two project companies, issued a project bond for Euro 285 million. The bonds mature in December 2034. The bonds have a coupon of 3.758% and interest is payable in semi-annual installments on June 30 and December 31 of each year. The principal of the bonds is amortized over the life of the bonds. The bonds permit dividend distributions once per year after the first repayment of debt has occurred, if the audited financial statements for the prior fiscal year indicate a debt service coverage ratio greater than 1.30 until December 31, 2018 and greater than 1.40 after January 1, 2019.

As of September 30, 2015, Solaben Luxembourg S.A. granted a Euro 142.5 million loan to the Company used to repay the debt owed to Ladejosa investments S.a.r.l. for a total amount of Euro 94.5 million. The loan bears a 3.894% fixed interest and term is December 31, 2034.
The difference between the amount of the new intercompany loan and the amount  of the loan that was canceled was used in part to reduce the share premium. Thus, share premium was reduced as of September 30, 2015 for an amount of Euro 27.3 million, prior to its acquisition by Atlantica Yield.

On September 30, 2015, Abengoa Concessions Infrastructure S.L.U., a subsidiary of Atlantica Yield, closed the acquisition of Logrosan Solar Inversiones Dos, S.L., which indirectly owns 100% of the shares in Solaben 1. From this date, the Company is ruled by the Management of Atlantica Yield

The debts with credit entities are expected to be cancelled in accordance with the following calendar:

	2015	2016	2017	Subsequent years	Total
Current	2,362	-	-	-	2,362
Non-current	-	3,803	3,803	130,760	138,366

The amounts shown indicate the total amount of the Senior Credit together with the expected repayment schedule.

The table below shows breakdown of suppliers and other creditors at September 30, 2015 and December 31, 2014:

	Balance at 30.09.15	Balance at 31.12.14
Short term suppliers	195	255
Other creditors	1,216	628
Total	1,411	883
Group related	-	-
Non Group	1,411	883

Note 10.-  Income tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the nine month period ended September 30, 2015, Income tax amounted to Euro 593 thousand profit with respect to a loss before income tax of Euro 2,370 thousand. In the nine-month period ended September 30, 2014, Income tax amounted to Euro 962 thousand profit with respect to a loss before income tax of Euro 3,207 thousand. The effective tax rate differs from the nominal tax rate mainly due to changes adjustment of deferred tax balances due to changes in the tax rate in Spain.

Note 11.-  Financial income and expenses

Details of financial result at September 30, 2015 and 2014  is as follows:

	2015	2014
Interest on Group debt	(160)	-
Interest on debt to Credit entities	(7,002)	(13,892)
Other financial expenses	(5,932)	(720)
Total financial result	(13,094)	(14,612)
Group related (Note 13)	(160)	-
Non Group	(12,934)	(14,612)

Note 12.-  Cash and cash equivalents

The Cash and Banks balance at September 30, 2015 amounted to Euro 11,863 thousand (Euro 9,315 thousand at December 31, 2014), representing liquid resources available in cash and balances in the Bank's in favour of Solaben 1 in current accounts held at banks.

Note 13.- Other Operations with Related Parties

Until September 30, 2015, Solaben 1 was part of a group of companies, the controlling company of which was Abengoa Solar S.A. in turn owned by Abengoa  S.A.

Since September 30, 2015, Solaben 1 forms part of a new group of companies, the controlling company of which is Atlantica Yield.

The breakdown of balances with related parties at September 30, 2015 financial year was as follows:

Company	Long term debt (Note 9)	Fixed assets suppliers
Solaben Luxembourg	140,728	-
Total	140,728	-

Company	Operating expenses	Turnover	Financial expenses
Solaben Luxembourg	-	-	160
Abener Energía S.A.	8	4,444	-
Abengoa Solar España, S.A.	5,047	-	-
Total	5,055	4,444	160

The breakdown of balances with related parties at 31 December 2014 financial year was as follows:

Company	Long term debt (Note 9)	Fixed assets suppliers
UTE Abener Teyma Solaben Logrosán I	3,799	332
Extremadura Equity Investment S.a.r.l.	14,258	-
Total	18.057	332

Company	Operating expenses	Turnover
Abener Energía S.A.	10	9,170
Abengoa Solar España, S.A.	3,897	-
Total	3,907	9,170

The contract with Abener Energía was canceled in December 2015.

Note 14.-  Subsequent events

None.